FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2004

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On July 22, 2004, Aladdin Knowledge Systems Ltd. (the “Registrant”) announced that following the issuance of registration documents with the Tel Aviv Stock Exchange (“TASE”) on Thursday, July 22, it will begin trading its shares on the TASE as of Wednesday, July 28, 2004. A copy of the press release announcing the beginning of the Registrant’s trading on the TASE, is attached hereto as Exhibit 1.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen CFO

Date: July 22, 2004

EXHIBIT 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems to Dual-List
on Tel Aviv Stock Exchange

CHICAGO, July 22, 2004, – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN), a leader in digital security providing solutions for software digital rights management and Internet security, today announced it will also begin trading on the Tel Aviv Stock Exchange (TASE).

On Thursday, July, 22nd, TASE will issue Aladdin registration documents. On Wednesday, July 28th, Aladdin will begin trading on the TASE. Aladdin’s company valuation on NASDAQ currently stands at around $200 million, enabling Aladdin to join the Tel Aviv 100 and Tel-Tech indices.

“Aladdin believes in the Israeli capital market and its players,” said Yanki Margalit, CEO of Aladdin Knowledge Systems. “Aladdin is proud to list its shares for trade on the Tel Aviv Stock Exchange, thus enabling the company’s Israeli investors, and mainly its institutional investors, to buy shares at convenient times.”

Aladdin’s revenues grew in the second quarter of 2004 compared to the same quarter last year by 27% to $16.52 million following an increase in sales and expansion of product lines into new markets. Aladdin closed the second quarter of 2004 with a net profit of $2.07 million, or $0.17 basic earnings per share and $0.16 diluted earnings per share – an increase of 268% in profits compared to the same quarter last year.

For more information, please contact the office of the Aladdin CFO, Erez Rosen, at +972.3.636.4444 or erez.rosen@eAladdin.com. Questions can also be directed to Mark Jones at Global Consulting Group, Aladdin’s U.S. investor relations firm, at 646.284.9414 or mjones@hfgcg.com.

About Aladdin Knowledge Systems
Aladdin (NASDAQ: ALDN) is a leader in digital security, providing solutions for software digital rights management and Internet security since 1985. Serving more than 30,000 customers worldwide, Aladdin products include:  the USB-based eToken™ device for strong user authentication and e-commerce security; the eSafe® line of integrated content security solutions that protect networks against malicious, inappropriate and nonproductive Internet-borne content; HASP® , the world’s number one hardware-based software security system that protects the revenues of developers; and Privilege™, a software licensing and protection platform that enables secure software distribution via CD, electronic software distribution or peer-to-peer networks. Visit the Aladdin Web site at http://www.eAladdin.com.